Exhibit 4.4
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

As of June 30, 2022, Ubiquiti Inc. (“we”, “our”, “us” or the “Company”) has its common stock, $0.001 par value per share (“common stock”) registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our common stock, which is not complete and is subject to, and qualified in its entirety by reference to, our third amended and restated certificate of incorporation and amended and restated bylaws, each of which is filed or incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part, and the Delaware General Corporation Law (“DGCL”). You should read our third amended and restated certificate of incorporation and amended and restated bylaws and the applicable provisions of the DGCL for a complete statement of the provisions described under the caption “Common Stock” and for other provisions that may be important to you.

Common Stock
Our authorized capital stock under our third amended and restated certificate of incorporation consists of 500,000,000 shares of common stock, par value $0.001 per share. As of August 25, 2022, there were 60,426,699 shares of our common stock outstanding. As of such date there were 2,112 shares of common stock subject to outstanding options and 50,893 shares of common stock subject to outstanding RSUs.

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our authorized capital stock consists of 50,000,000 shares of preferred stock, par value $0.001 per share. As of August 25, 2022, there were no shares of our preferred stock outstanding. Our board of directors has the authority, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series and to fix or alter the designations, powers, preferences and rights, and the qualifications, limitations or restrictions of the shares of each such series of preferred stock, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control.

Registration Rights

Certain holders of shares of our common stock, including but not limited to 56,278,181 shares of our common stock held by our chief executive officer, have the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to a registration agreement by and among us and certain of our stockholders. As applicable, we refer to these shares collectively as “registrable securities.”

Long-form demand registration rights. At any time the holders of at least a majority of the outstanding registrable securities that were issued upon conversion of our Series A preferred stock in our initial public offering may demand that we effect a registration under the Securities Act on Form S-1 covering the public offering and sale of all or part of the registrable securities held by such stockholders, provided that the value of the registrable securities that such holders propose to sell in such offering is at least $25.0 million. Upon any such demand, we must use our commercially reasonable efforts to effect the registration of the registrable securities which we have been requested to register together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the incidental registration rights described below. We are only obligated to effect two registrations in response to these demand registration rights for the holders of the registrable securities. We may defer any such registration for up to 120 days if our board of directors reasonably determines such registration would reasonably be expected to have a material adverse effect on a transaction we plan or propose to engage in.

Short form registration rights. At any time after we qualified to file a registration statement on Form S-3, the holders of a majority of the outstanding registrable securities that were issued upon conversion of our Series A preferred stock in our initial public offering may request in writing that we effect a registration on Form S-3, provided that the value of the registrable securities that such holders propose to sell in such offering is at least $5.0 million, subject to certain exceptions. We are obligated to file up to two registration statements on Form S-3 in any 12-month period.

Incidental registration rights. If we register any of our securities for public sale, including pursuant to any stockholder initiated demand registration, holders of the registrable securities will have the right to include their shares in the registration statement, subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement on a pro rata basis, subject to certain restrictions.

Expenses of registration. We will pay all registration expenses related to any long-form demand, short-form demand or incidental registration other than underwriting discounts and selling commissions which will be borne by the holders of the registrable securities.

Indemnification. The registration agreement contains indemnification provisions pursuant to which we are obligated to indemnify the selling stockholders, underwriters and certain of their affiliates in the event of material misstatements or omissions in the registration statement or related violations of federal and state securities law by us. As a condition to including their securities in any registration statement filed pursuant to demand or incidental registration rights, we may require the selling stockholders to agree to indemnify us for misstatements or omissions attributable to them.

Anti-takeover Effects of Delaware Law and our Certificate of Incorporation and Bylaws

Our third amended and restated certificate of incorporation and our amended and restated bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. We expect these provisions and certain provisions of Delaware law, which are summarized below, to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated preferred stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on the ability of stockholders to act by written consent or call a special meeting. Our third amended and restated certificate of incorporation provides that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our certificate of incorporation or bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our third amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the board of directors acting pursuant to a resolution adopted by a majority of the total authorized directors, the chairperson of our board of directors, our chief executive officer (or in the absence of the chief executive officer, the president) or a majority of our board of directors. Stockholders may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board classification. Our third amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. Our classified board of directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and removal of directors. Our third amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our third amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our third amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause.

No cumulative voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our third amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware anti-takeover statute. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or
•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our third amended and restated certificate of incorporation and amended and restated bylaws, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Co., N.A. The transfer agent’s address is 462 S 4th Street, Suite 1600, Louisville, KY 40202 and its telephone number is (877) 373-6374.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “UI”.